Filed by Franklin Custodian Funds, Inc.,
                                on behalf of Franklin Income Fund
                                Pursuant to Rule 425 under the
                                Securities Act of 1933

                                Subject Company: Franklin Multi-Income Trust Commission File No. 811-05873



[FRANKLIN TEMPLETON INVESTMENTS LOGO]           One Franklin Parkway
                                                San Mateo, CA  94403-1906

                                                tel  650/312-2000
                                                franklintempleton.com

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For more information, please contact Franklin Templeton Investments at
1-800/342-5236. Members of the media should contact Matt Walsh at Franklin Templeton Corporate Communications at 650/312-2245.
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                                                  FOR IMMEDIATE RELEASE


     FRANKLIN MULTI-INCOME TRUST ANNOUNCES BOARD RECOMMENDATION
               TO MERGE FUND INTO FRANKLIN INCOME FUND


      San Mateo, CA, February 28, 2005 -- Franklin Multi-Income Trust [NYSE:FMI] ["Multi-Income Trust"], a closed-end investment company managed by Franklin Advisers, Inc., announced that the Board of Trustees approved a proposal providing for the reorganization of Multi-Income Trust into Franklin Income Fund ["Income Fund"], a separate series of Franklin Custodian Funds, Inc., which is a registered open-end investment company.

      The proposed reorganization involves Income Fund's acquisition of substantially all of the assets of Multi-Income Trust in exchange for Class A shares of Income Fund, and the distribution of Class A shares of Income Fund to shareholders of Multi-Income Trust as part of the liquidation and dissolution of Multi-Income Trust. This transaction, which is expected to be tax-free, is subject to the approval of the shareholders of Multi-Income Trust. If approved, shares will be exchanged based on the respective net asset values of Multi-Income Trust and Class A shares of Income Fund.

      Multi-Income Trust's Board of Trustees plans to submit the proposed reorganization of Multi-Income Trust into Income Fund to Multi-Income Trust's shareholders at a special meeting, currently expected to take place in July 2005. Any solicitation of proxies by Multi-Income Trust in connection with its shareholder meeting will be made only pursuant to special proxy materials filed under federal securities laws. It is anticipated that these materials will be available in April 2005. There can be no assurances that the shareholders of Multi-Income Trust will vote in favor of the proposed reorganization.

      Multi-Income Trust's shareholders are advised to read the prospectus/proxy statement and other proxy materials when they are available as they will contain important information. The prospectus/proxy statement, when available, and other documents filed by Income Fund, will be available for free at the SEC's website (www.sec.gov) or by calling Income Fund at 1-800/DIAL BEN(R).

      Franklin Advisers, Inc. is a wholly owned subsidiary of Franklin Resources, Inc. [NYSE:BEN], a global investment management organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management solutions managed by its Franklin, Templeton, Mutual Series and Fiduciary Trust investment teams. The San Mateo, CA-based company has more than 50 years of investment experience and over $399 billion in assets under management as of January 31, 2005. For more information, please call 1-800/DIAL BEN(R) or visit franklintempleton.com.

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